File No. 812-

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

In the Matter of the Application of:

ACAP STRATEGIC FUND; INNOVATION ACCESS FUND; SILVERBAY CAPITAL MANAGEMENT LLC; ALKEON CAPITAL MANAGEMENT, LLC; SALI FUND MANAGEMENT, LLC; ALKEON GROWTH PARTNERS, LP; ALKEON GROWTH OFFSHORE FUND, LTD.; ALKEON GROWTH MASTER FUND, LTD.; ALKEON GROWTH PARTNERS II, LP; ALKEON GROWTH OFFSHORE FUND II, LTD.; ALKEON GROWTH PW PARTNERS, LP; ALKEON GROWTH RJ PARTNERS, LP; ALKEON SELECT SERIES SPC FUND, LTD.; ALKEON SELECT PARTNERS, LP; ALKEON SELECT OFFSHORE FUND, LTD.; SALI MULTI-SERIES FUND, LP - ALKEON INSURANCE GROWTH FUND SERIES; ALKEON INNOVATION FUND, LP; ALKEON INNOVATION OFFSHORE FUND LTD.; ALKEON INNOVATION MASTER FUND, LP; ALKEON INNOVATION OPPORTUNITY FUND, LP; ALKEON INNOVATION OPPORTUNITY OFFSHORE FUND, LP; ALKEON INNOVATION OPPORTUNITY MASTER FUND, LP; ALKEON INNOVATION FUND II, LP; ALKEON INNOVATION OFFSHORE FUND II, LP; ALKEON INNOVATION MASTER FUND II, LP; ALKEON INNOVATION FUND II, PRIVATE SERIES, LP; ALKEON INNOVATION OFFSHORE FUND II, PRIVATE SERIES, LP; ALKEON INNOVATION MASTER FUND II, PRIVATE SERIES, LP; ALKEON INNOVATION LUX, SCSP SICAV-RAIF; ALKEON INNOVATION II PRIVATE CLIENT FUND, LP; ALKEON INNOVATION II PRIVATE CLIENT OFFSHORE FUND, LP; IJS GLOBAL HOLDINGS, LTD.; ENHANCED FOCUS FUND, LP

350 Madison Avenue, 20th Floor

 New York, New York 10017

APPLICATION FOR AN ORDER PURSUANT TO

SECTIONS 17(d) AND 57(i) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940 PERMITTING CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTIONS 17(d) AND 57(a)(4) OF AND RULE 17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940

All Communications, Notices and Orders to:

Jennifer Shufro

SilverBay Capital Management LLC

350 Madison Avenue, 20th Floor

New York, New York 10017

Telephone: (212) 716-6840

Copies to:

George M. Silfen, Esq. Alston & Bird LLP 90 Park Avenue New York, New York george.silfen@alston.com (212) 905-9106

August 4, 2025

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

 IN THE MATTER OF:

ACAP STRATEGIC FUND; INNOVATION ACCESS FUND; SILVERBAY CAPITAL MANAGEMENT LLC; ALKEON CAPITAL MANAGEMENT, LLC; SALI FUND MANAGEMENT, LLC; ALKEON GROWTH PARTNERS, LP; ALKEON GROWTH OFFSHORE FUND, LTD.; ALKEON GROWTH MASTER FUND, LTD.; ALKEON GROWTH PARTNERS II, LP; ALKEON GROWTH OFFSHORE FUND II, LTD.; ALKEON GROWTH PW PARTNERS, LP; ALKEON GROWTH RJ PARTNERS, LP; ALKEON SELECT SERIES SPC FUND, LTD.; ALKEON SELECT PARTNERS, LP; ALKEON SELECT OFFSHORE FUND, LTD.; SALI MULTI-SERIES FUND, LP - ALKEON INSURANCE GROWTH FUND SERIES; ALKEON INNOVATION FUND, LP; ALKEON INNOVATION OFFSHORE FUND LTD.; ALKEON INNOVATION MASTER FUND, LP; ALKEON INNOVATION OPPORTUNITY FUND, LP; ALKEON INNOVATION OPPORTUNITY OFFSHORE FUND, LP; ALKEON INNOVATION OPPORTUNITY MASTER FUND, LP; ALKEON INNOVATION FUND II, LP; ALKEON INNOVATION OFFSHORE FUND II, LP; ALKEON INNOVATION MASTER FUND II, LP; ALKEON INNOVATION FUND II, PRIVATE SERIES, LP; ALKEON INNOVATION OFFSHORE FUND II, PRIVATE SERIES, LP; ALKEON INNOVATION MASTER FUND II, PRIVATE SERIES, LP; ALKEON INNOVATION LUX, SCSP SICAV-RAIF; ALKEON INNOVATION II PRIVATE CLIENT FUND, LP; ALKEON INNOVATION II PRIVATE CLIENT OFFSHORE FUND, LP; IJS GLOBAL HOLDINGS, LTD.; ENHANCED FOCUS FUND, LP

File No. 812-

: : : : : : : : : : : : : : :	APPLICATION FOR AN ORDER PURSUANT TO SECTIONS 17(d) AND 57(i) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940 PERMITTING CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTIONS 17(d) AND 57(a)(4) OF AND RULE 17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940

I.	SUMMARY OF APPLICATION

The following entities hereby request an order (the “Order”) of the U.S. Securities and Exchange Commission (the “SEC” or “Commission”) under Section 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”),1 and Rule 17d-1, permitting certain joint transactions otherwise prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 thereunder. The Order would supersede the exemptive order issued by the Commission on January 13, 2023 (the “Prior Order”)2 that was granted pursuant to Sections 57(a)(4), 57(i) and Rule 17d-1, with the result that no person will continue to rely on the Prior Order if the Order is granted.

•	ACAP Strategic Fund (“ACAP”), a registered, diversified, closed-end management investment company registered under the 1940 Act;

•	Innovation Access Fund, a non-diversified closed-end management investment company registered under the 1940 Act (“IAF,” and together with ACAP, collectively, the “Existing Regulated Funds”);

•	SilverBay Capital Management LLC (“SilverBay”), the investment adviser to each of ACAP and IAF, on behalf of itself and its successors[3];

•	Alkeon Growth Partners; Alkeon Growth Offshore Fund, Ltd.; Alkeon Growth Master Fund, Ltd.; Alkeon Growth Partners II, LP; Alkeon Growth Offshore Fund II, Ltd.; Alkeon Growth PW Partners, LP; Alkeon Growth RJ Partners, LP; Alkeon Select Series SPC Fund, Ltd.; Alkeon Select Partners, LP; Alkeon Select Offshore Fund, Ltd.; SALI Multi-Series Fund, LP - Alkeon Insurance Growth Fund Series (the “SALI Fund Series”); Alkeon Innovation Fund, LP; Alkeon Innovation Offshore Fund Ltd.; Alkeon Innovation Master Fund, LP; Alkeon Innovation Opportunity Fund, LP; Alkeon Innovation Opportunity Offshore Fund, LP; Alkeon Innovation Opportunity Master Fund, LP; Alkeon Innovation Fund II, LP; Alkeon Innovation Offshore Fund II, LP; Alkeon Innovation Master Fund II, LP; Alkeon Innovation Fund II, Private Series, LP; Alkeon Innovation Offshore Fund II, Private Series, LP; and Alkeon Innovation Master Fund II, Private Series, LP; Alkeon Innovation Lux, SCSp SICAV-RAIF; Alkeon Innovation II Private Client Fund, LP; Alkeon Innovation II Private Client Offshore Fund, LP, each of which is an entity that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the 1940 Act (all aforementioned entities, including the SALI Fund Series, the “Existing Affiliated Funds”), and whose investment adviser (and sub-adviser, if any) is Alkeon (defined below), except for the SALI Fund Series, whose investment adviser is SALI (defined below) and whose sub-adviser is Alkeon;

•	SALI Fund Management, LLC (“SALI”), in its capacity as investment adviser of the SALI Fund Series, on behalf of itself and its successors;

•	Alkeon Capital Management, LLC (“Alkeon”), the investment adviser or sub-adviser to each of the Existing Affiliated Funds, on behalf of itself and its successors; and

[1]	Unless otherwise indicated, all section and rule references herein are to the 1940 Act and rules promulgated thereunder.

[2]	ACAP Strategic Fund, et al. (File No. 812-15285), Release No. IC-34777 (December 16, 2022) (notice), Release No. IC-34806 (January 13, 2023) (order).

[3]	The term “successor,” as applied to each Adviser, means an entity that results from a reorganization into another jurisdiction or change in the type of business organization.

•	IJS Global Holdings Ltd. (“IJS Global”), a separate and distinct legal entity controlled by Alkeon and an Alkeon Proprietary Account (defined below).

•	Enhanced Focus Fund, LP (“EFF”), a separate and distinct legal entity controlled by Alkeon and an Alkeon Proprietary Account (defined below)

•	SilverBay, SALI, Alkeon, the Existing Regulated Funds, the Existing Affiliated Funds, IJS Global, and EFF are collectively, the “Applicants”. [4]

The relief requested in this application for the Order (the “Application”) would allow a Regulated Fund5 and one or more Affiliated Entities6 to engage in Co-Investment Transactions7 subject to the terms and conditions described herein. The Regulated Funds and Affiliated Entities that participate in a Co-Investment Transaction are collectively referred to herein as “Participants.” 8 The Applicants do not seek relief for transactions effected consistent with Commission staff no-action positions. 9

[4]	All existing entities that currently intend to rely upon the requested Order have been named as Applicants. Any other existing or future entity that subsequently relies on the Order will comply with the terms and conditions of the Application.

[5]	Regulated Fund” means the Existing Regulated Funds and any Future Regulated Funds. “Future Regulated Fund” means an entity (a) that is a closed-end management investment company registered under the 1940 Act, or a closed-end management investment company that has elected to be regulated as a business development company under the 1940 Act, (b) whose (1) primary investment adviser or (2) sub-adviser is an Adviser (as defined below) and (c) that intends to engage in Co-Investment Transactions. If an Adviser serves as sub-adviser to a Regulated Fund whose primary adviser is not also an Adviser, such primary adviser shall be deemed to be an Adviser with respect to conditions 3 and 4 only.

The term Regulated Fund also includes (a) any Wholly-Owned Investment Sub (as defined below) of a Regulated Fund, (b) any Joint Venture (as defined below) of a Regulated Fund, and (c) any BDC Downstream Fund (as defined below) of a Regulated Fund that is a business development company. “Wholly-Owned Investment Sub” means an entity: (a) that is a “wholly-owned subsidiary” (as defined in Section 2(a)(43) of the 1940 Act) of a Regulated Fund; (b) whose sole business purpose is to hold one or more investments and which may issue debt on behalf or in lieu of such Regulated Fund; and (c) is not a registered investment company or a business development company. “Joint Venture” means an unconsolidated joint venture subsidiary of a Regulated Fund, in which all portfolio decisions, and generally all other decisions in respect of such joint venture, must be approved by an investment committee consisting of representatives of the Regulated Fund and the unaffiliated joint venture partner (with approval from a representative of each required). “BDC Downstream Fund” means an entity (a) directly or indirectly controlled by a Regulated Fund that is a business development company, (b) that is not controlled by any person other than the Regulated Fund (except a person that indirectly controls the entity solely because it controls the Regulated Fund), (c) that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the 1940 Act, (d) whose investment adviser is an Adviser and (e) that is not a Wholly-Owned Investment Sub.

In the case of a Wholly-Owned Investment Sub that does not have a chief compliance officer or a Board, the chief compliance officer and Board of the Regulated Fund that controls the Wholly-Owned Investment Sub will be deemed to serve those roles for the Wholly-Owned Investment Sub. In the case of a Joint Venture or a BDC Downstream Fund (as applicable) that does not have a chief compliance officer or a Board, the chief compliance officer of the Regulated Fund will be deemed to be the Joint Venture’s or BDC Downstream Fund’s chief compliance officer, and the Joint Venture’s or BDC Downstream Fund’s investment committee will be deemed to be the Joint Venture’s or BDC Downstream Fund’s Board.

[6]	Affiliated Entity” means an entity not controlled by a Regulated Fund that intends to engage in Co-Investment Transactions and that is (a) with respect to a Regulated Fund, another Regulated Fund; (b) an Adviser or its affiliates (other than an open-end investment company registered under the 1940 Act), and any direct or indirect, wholly- or majority-owned subsidiary of an Adviser or its affiliates (other than of an open-end investment company registered under the 1940 Act), that is participating in a Co-Investment Transaction in a principal capacity; or (c) any entity that would be an investment company but for Section 3(c) of the 1940 Act or Rule 3a-7 thereunder and whose investment adviser is an Adviser. To the extent that an entity described in clause (b) is not advised by an Adviser, such entity shall be deemed to be an Adviser for purposes of the conditions. “Alkeon Proprietary Account” means an Alkeon Affiliated Adviser, in a principal capacity, and any direct or indirect, wholly-or majority owned subsidiary of an Alkeon Affiliated Adviser, including IJS Global and EFF (neither of which is an Adviser), that, from time to time, may hold various financial assets in a principal capacity. Any Alkeon Proprietary Account not advised by an Alkeon Affiliated Adviser shall be deemed to be an Adviser for purposes of the conditions hereto.

[7]	“Co-Investment Transaction” means the acquisition or Disposition of securities of an issuer in a transaction effected in reliance on the Order or previously granted relief.

[8]	“Adviser” means SilverBay, SALI, Alkeon, and any other investment adviser controlling, controlled by, or under common control with SilverBay, SALI, and/or Alkeon. The term “Adviser” also includes any internally-managed Regulated Fund. “Alkeon Affiliated Adviser” means SilverBay or Alkeon, and any current or future investment adviser that (i) controls, is controlled by, or is under common control with SilverBay or Alkeon, (ii) is registered as an investor adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”), and (iii) is not a Regulated Fund or a subsidiary of a Regulated Fund. “SALI Affiliated Adviser” means SALI, any investment adviser controlled by SALI or any future investment adviser that (i) is controlled by SALI, (ii) is registered as an investment adviser under the Advisers Act, and (iii) is not a Regulated Fund or a subsidiary of a Regulated Fund.

[9]	See, e.g., Massachusetts Mutual Life Insurance Co. (pub. avail. June 7, 2000), Massachusetts Mutual Life Insurance Co. (pub. avail. July 28, 2000) and SMC Capital, Inc. (pub. avail. Sept. 5, 1995).

II.	GENERAL DESCRIPTION OF THE APPLICANTS

A.	ACAP

ACAP was formed as a Delaware statutory trust under the Delaware Statutory Trust Act on June 26, 2009 and formally commenced investment operations on March 1, 2010. ACAP is a diversified, registered closed-end management investment company that operates as an interval fund pursuant to Rule 23c-3 under the 1940 Act. ACAP intends to qualify annually as a regulated investment company under Subchapter M of the Internal Revenue Code of 1986, as amended. ACAP’s principal place of business is c/o SilverBay Capital Management LLC, 350 Madison Avenue, 20th Floor, New York, NY 10017.

ACAP’s investment objective is to achieve maximum capital appreciation. ACAP has a three-member board (the “ACAP Board”) of which two members are not “interested” persons of ACAP, within the meaning of Section 2(a)(19) of the Act.10

B.	IAF

IAF was formed as a Delaware statutory trust under the Delaware Statutory Trust Act on January 18, 2022. IAF is a non-diversified, registered closed-end management investment company that intends to provide periodic liquidity with respect to its shares through periodic repurchase offers pursuant to Rule 13e-4 under the Securities Exchange Act of 1934, as amended. IAF intends to qualify annually as a regulated investment company under Subchapter M of the Internal Revenue Code of 1986, as amended. IAF’s principal place of business c/o SilverBay Capital Management LLC, 350 Madison Avenue, 20th Floor, New York, NY 10017.

IAF’s investment objective is to generate maximum capital appreciation. IAF has a [three-member board (the “IAF Board” and together, with the ACAP Board, the “Board”) of which two members are not “interested” persons of IAF, within the meaning of Section 2(a)(19) of the Act.]

C.	The Existing Affiliated Funds

Each Existing Affiliated Fund is a Delaware limited partnership that is a privately-offered fund, whose investment adviser or sub-adviser is Alkeon, and that would be an “investment company” but for Section 3(c)(1) or Section 3(c)(7) of the Act. 11 Alkeon serves as investment sub-adviser to the SALI Fund Series and, in doing so, provides certain investment advisory services to the SALI Fund Series.

The Existing Affiliated Funds pursue strategies focused on investing in a variety of equity or equity-related securities. The Existing Affiliated Funds have generally similar investment objectives to, and may have overlapping positions with, the Existing Regulated Funds, but they typically target different portfolio risk/return characteristics and liquidity constraints. As a result, the Existing Affiliated Funds may invest on a longer or shorter basis, invest in a less diversified manner or hold a significantly greater number of more speculative or less liquid positions than the Existing Regulated Funds.

[10]	The Board of each Future Regulated Fund will consist of a majority of members who are not “interested persons” of such Future Regulated Fund within the meaning of Section 2(a)(19) of the Act.

[11]	In the future, the Affiliated Fund may register as a closed-end management investment company under the Act and, if so registered, will be considered a Regulated Fund for purposes of this application.

D.	IJS Global and EFF

Each of IJS Global and EFF, both of which are an Alkeon Proprietary Account, is a separate and distinct legal entity directly controlled by Alkeon that holds various financial assets in a principal capacity.

E.	SilverBay

SilverBay, a Delaware limited liability company, is an investment adviser that is registered with the Commission under the Advisers Act. SilverBay is controlled by its sole managing member, Alkeon. SilverBay serves as investment adviser to each of ACAP and IAF and manages each of ACAP’s and IAF’s portfolio in accordance with their respective objectives and strategies. SilverBay makes investment decisions for each of ACAP and IAF, including placing purchase and sale orders for portfolio transactions and otherwise managing the day-to-day operations of each of ACAP and IAF, subject to the oversight of their respective Boards. SilverBay’s address is 350 Madison Avenue, 20th Floor, New York, NY 10017.

F.	SALI

SALI, a Delaware limited liability company, is an investment adviser that is registered with the Commission under the Advisers Act. SALI serves as investment manager to the SALI Fund Series. SALI has delegated responsibility for the co-investment program described herein to Alkeon and cannot cause IAF, ACAP or any Affiliated Fund to enter into a potential Co-Investment Transaction. SALI is not an “affiliated person” within the meaning of that term in Section 2(a)(3) of the 1940 Act with either Alkeon or Silverbay. The parent of SALI is JTC Plc, a company listed on the London Stock Exchange. SALI’s address is 6850 Austin Center Blvd., Suite 300, Austin, Texas 78731.

G.	Alkeon

Alkeon, a Delaware limited liability company, is an investment adviser that is registered with the Commission under the Advisers Act. Alkeon’s address is 350 Madison Avenue, 20th Floor, New York, NY 10017.

III.	ORDER REQUESTED

The Applicants request an Order of the Commission under Sections 17(d) and 57(i) of the 1940 Act and Rule 17d-1 thereunder to permit, subject to the terms and conditions set forth below in this Application (the “Conditions”), each Regulated Fund to be able to participate with one or more Affiliated Entities in Co-Investment Transactions otherwise prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 thereunder.

A.	Applicable Law

Section 17(d), in relevant part, prohibits an affiliated person, or an affiliated person of such affiliated person, of a registered investment company, acting as principal, from effecting any transaction in which the registered investment company is “a joint or a joint and several participant with such person” in contravention of such rules as the SEC may prescribe “for the purpose of limiting or preventing participation by such [fund] on a basis different from or less advantageous than that of such other participant.”

Rule 17d-1 prohibits an affiliated person, or an affiliated person of such affiliated person, of a registered investment company, acting as principal, from participating in, or effecting any transaction in connection with, any “joint enterprise or other joint arrangement or profit-sharing plan”12 in which the fund is a participant without first obtaining an order from the SEC.

Section 57(a)(4), in relevant part, prohibits any person related to a business development company in the manner described in Section 57(b), acting as principal, from knowingly effecting any transaction in which the business development company is a joint or a joint and several participant with such persons in contravention of such rules as the Commission may prescribe for the purpose of limiting or preventing participation by the business development company on a basis less advantageous than that of such person. Section 57(i) provides that, until the SEC prescribes rules under Section 57(a), the SEC’s rules under Section 17(d) applicable to registered closed-end investment companies will be deemed to apply to persons subject to the prohibitions of Section 57(a). Because the SEC has not adopted any rules under Section 57(a), Rule 17d-1 applies to persons subject to the prohibitions of Section 57(a).

Rule 17d-1(b) provides, in relevant part, that in passing upon applications under the rule, the Commission will consider whether the participation of a registered investment company in a joint enterprise, joint arrangement or profit-sharing plan on the basis proposed is consistent with the provisions, policies and purposes of the 1940 Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

B.	Need for Relief

Each Regulated Fund may be deemed to be an affiliated person of each other Regulated Fund within the meaning of Section 2(a)(3) if it is deemed to be under common control because an Adviser is or will be either the investment adviser or sub-adviser to each Regulated Fund. Section 17(d) and Section 57(b) apply to any investment adviser to a closed-end fund or a business development company, respectively, including a sub-adviser. Thus, an Adviser and any Affiliated Entities that it advises could be deemed to be persons related to Regulated Funds in a manner described by Sections 17(d) and 57(b). SilverBay is owned solely by Alkeon, and thus they are affiliated persons of each other. Accordingly, with respect to SilverBay and Alkeon, and any other Advisers that are deemed to be affiliated persons of each other, Affiliated Entities advised by any of them could be deemed to be persons related to Regulated Funds (or a company controlled by a Regulated Fund) in a manner described by Sections 17(d) and 57(b). In addition, any entities or accounts controlled by or under common control with SilverBay, Alkeon, and/or any other Advisers that are deemed to be affiliated persons of each other that may, from time to time, hold various financial assets in a principal capacity, could be deemed to be persons related to Regulated Funds (or a company controlled by a Regulated Fund) in a manner described by Sections 17(d) and 57(b). The SALI Affiliated Adviser is included in the Application because SALI is the investment adviser to the SALI Fund Series and Alkeon is the investment sub-adviser to the SALI Fund Series; however, the SALI Affiliated Adviser will be subject to Conditions 3 and 4 only. Finally, with respect to any Wholly-Owned Investment Sub, Joint Venture, or BDC Downstream Fund of a Regulated Fund, such entity would be a company controlled by its parent Regulated Fund for purposes of Section 57(a)(4) of the 1940 Act and Rule 17d-l under the 1940 Act.

[12]	Rule 17d-1(c) defines a “[j]oint enterprise or other joint arrangement or profit-sharing plan” to include, in relevant part, “any written or oral plan, contract, authorization or arrangement or any practice or understanding concerning an enterprise or undertaking whereby a registered investment company … and any affiliated person of or principal underwriter for such registered company, or any affiliated person of such a person or principal underwriter, have a joint or a joint and several participation, or share in the profits of such enterprise or undertaking ….”

C.	Conditions

Applicants agree that any Order granting the requested relief will be subject to the following Conditions.

1.       Same Terms. With respect to any Co-Investment Transaction, each Regulated Fund, and Affiliated Entity participating in such transaction will acquire, or dispose of, as the case may be, the same class of securities, at the same time, for the same price and with the same conversion, financial reporting and registration rights, and with substantially the same other terms (provided that the settlement date for an Affiliated Entity may occur up to ten business days after the settlement date for the Regulated Fund, and vice versa). If a Participant, but not all of the Regulated Funds, has the right to nominate a director for election to a portfolio company’s board of directors, the right to appoint a board observer or any similar right to participate in the governance or management of a portfolio company, the Board of each Regulated Fund that does not hold this right must be given the opportunity to veto the selection of such person.13

2.       Existing Investments in the Issuer. Prior to a Regulated Fund acquiring in a Co-Investment Transaction a security of an issuer in which an Affiliated Entity has an existing interest in such issuer, the “required majority,” as defined in Section 57(o) of the 1940 Act,14 of the Regulated Fund (“Required Majority”) will take the steps set forth in Section 57(f) of the 1940 Act,15 unless: (i) the Regulated Fund already holds the same security as each such Affiliated Entity; and (ii) the Regulated Fund and each other Affiliated Entity holding the security is participating in the acquisition in approximate proportion to its then-current holdings.

3.       Related Expenses. Any expenses associated with acquiring, holding or disposing of any securities acquired in a Co-Investment Transaction, to the extent not borne by the Adviser(s), will be shared among the Participants in proportion to the relative amounts of the securities being acquired, held or disposed of, as the case may be.16

[13]	Such a Board can also, consistent with applicable fund documents, facilitate this opportunity by delegating the authority to veto the selection of such person to a committee of the Board.

[14]	Section 57(o) defines the term “required majority,” in relevant part, with respect to the approval of a proposed transaction, as both a majority of a BDC’s directors who have no financial interest in the transaction and a majority of such directors who are not interested persons of the BDC. In the case of a Regulated Fund that is not a BDC, the Board members that constitute the Required Majority will be determined as if such Regulated Fund were a BDC subject to Section 57(o) of the 1940 Act.

[15]	Section 57(f) provides for the approval by a Required Majority of certain transactions on the basis that, in relevant part: (i) the terms of the transaction, including the consideration to be paid or received, are reasonable and fair to the shareholders of the BDC and do not involve overreaching of the BDC or its shareholders on the part of any person concerned; (ii) the proposed transaction is consistent with the interests of the BDC’s shareholders and the BDC’s policy as recited in filings made by the BDC with the Commission and the BDC’s reports to shareholders; and (iii) the BDC’s directors record in their minutes and preserve in their records a description of the transaction, their findings, the information or materials upon which their findings were based, and the basis for their findings.

[16]	Expenses of an individual Participant that are incurred solely by the Participant due to its unique circumstances (such as legal and compliance expenses) will be borne by such Participant

4.       No Remuneration. Any transaction fee17 (including break-up, structuring, monitoring or commitment fees but excluding broker’s fees contemplated by section 17(e) or 57(k) of the 1940 Act, as applicable), received by an Adviser and/or a Participant in connection with a Co-Investment Transaction will be distributed to the Participants on a pro rata basis based on the amounts they invested or committed, as the case may be, in such Co-Investment Transaction. If any transaction fee is to be held by an Adviser pending consummation of the transaction, the fee will be deposited into an account maintained by the Adviser at a bank or banks having the qualifications prescribed in section 26(a)(1) of the 1940 Act, and the account will earn a competitive rate of interest that will also be divided pro rata among the Participants based on the amount they invest in such Co-Investment Transaction. No Affiliated Entity, Regulated Fund, or any of their affiliated persons will accept any compensation, remuneration or financial benefit in connection with a Regulated Fund’s participation in a Co-Investment Transaction, except: (i) to the extent permitted by Section 17(e) or 57(k) of the 1940 Act; (ii) as a result of either being a Participant in the Co-Investment Transaction or holding an interest in the securities issued by one of the Participants; or (iii) in the case of an Adviser, investment advisory compensation paid in accordance with investment advisory agreement(s) with the Regulated Fund(s) or Affiliated Entity(ies).

5.       Co-Investment Policies. Each Adviser (and each Affiliated Entity that is not advised by an Adviser) will adopt and implement policies and procedures reasonably designed to ensure that: (i) opportunities to participate in Co-Investment Transactions are allocated in a manner that is fair and equitable to every Regulated Fund; and (ii) the Adviser negotiating the Co-Investment Transaction considers the interest in the Transaction of any participating Regulated Fund (the “Co-Investment Policies”). Each Adviser (and each Affiliated Entity that is not advised by an Adviser) will provide its Co-Investment Policies to the Regulated Funds and will notify the Regulated Funds of any material changes thereto.18

6.       Dispositions:

(a)       Prior to any Disposition19 by an Affiliated Entity of a security acquired in a Co-Investment Transaction, the Adviser to each Regulated Fund that participated in the Co-Investment Transaction will be notified and each such Regulated Fund given the opportunity to participate pro rata based on the proportion of its holdings relative to the other Affiliated Entities participating in such Disposition.

[17]	Applicants are not requesting and the Commission is not providing any relief for transaction fees received in connection with any Co-Investment Transaction.

[18]	The Affiliated Entities may adopt shared Co-Investment Policies.

[19]	“Disposition” means the sale, exchange, transfer or other disposition of an interest in a security of an issuer.

(b) Prior to any Disposition by a Regulated Fund of a security acquired in a Co-Investment Transaction, the Required Majority will take the steps set forth in Section 57(f) of the 1940 Act, unless: (i) each Affiliated Entity holding the security participates in the Disposition in approximate proportion to its then-current holding of the security; or (ii) the Disposition is a sale of a Tradable Security.20

7.       Board Oversight

(a)       Each Regulated Fund’s directors will oversee the Regulated Fund’s participation in the co-investment program in the exercise of their reasonable business judgment.

(b)       Prior to a Regulated Fund’s participation in Co-Investment Transactions, the Regulated Fund’s Board, including a Required Majority, will: (i) review the Co-Investment Policies, to ensure that they are reasonably designed to prevent the Regulated Fund from being disadvantaged by participation in the co-investment program; and (ii) approve policies and procedures of the Regulated Fund that are reasonably designed to ensure compliance with the terms of the Order.

(c)       At least quarterly, each Regulated Fund’s Adviser and chief compliance officer (as defined in Rule 38a-1(a)(4)) will provide the Regulated Fund Boards with reports or other information requested by the Board related to a Regulated Fund’s participation in Co-Investment Transactions and a summary of matters, if any, deemed significant that may have arisen during the period related to the implementation of the Co-Investment Policies and the Regulated Fund’s policies and procedures approved pursuant to (b) above.

(d)       Every year, each Regulated Fund’s Adviser and chief compliance officer will provide the Regulated Fund’s Board with reports or other information requested by the Board related to the Regulated Fund’s participation in the co-investment program and any material changes in the Affiliated Entities’ participation in the co-investment program, including changes to the Affiliated Entities’ Co-Investment Policies.

(e)       The Adviser and the chief compliance officer will also notify the Regulated Fund’s Board of a compliance matter related to the Regulated Fund’s participation in the co-investment program and related Co-Investment Policies or the Regulated Fund’s policies and procedures approved pursuant to (b) above that a Regulated Fund’s chief compliance officer considers to be material.

8.       Recordkeeping. All information presented to the Board pursuant to the order will be kept for the life of the Regulated Fund and at least two years thereafter, and will be subject to examination by the Commission and its Staff. Each Regulated Fund will maintain the records required by Section 57(f)(3) as if it were a business development company and each of the Co-Investment Transactions were approved by the Required Majority under Section 57(f).21

9.       In the event that the Commission adopts a rule under the 1940 Act allowing co-investments of the type described in this Application, any relief granted by the Order will expire on the effective date of that rule.

[20]	“Tradable Security” means a security which trades: (i) on a national securities exchange (or designated offshore securities market as defined in Rule 902(b) under the Securities Act of 1933, as amended) and (ii) with sufficient volume and liquidity (findings which are to be made in good faith and documented by the Advisers to any Regulated Funds) to allow each Regulated Fund to dispose of its entire remaining position within 30 days at approximately the price at which the Regulated Fund has valued the investment.

[21]	If a Regulated Fund enters into a transaction that would be a Co-Investment Transaction pursuant to this Order in reliance on another exemptive order instead of this Order, the information presented to the Board and records maintained by the Regulated Fund will expressly indicate the order relied upon by the Regulated Fund to enter into such transaction.

IV.	STATEMENT IN SUPPORT OF RELIEF REQUESTED

Applicants submit that allowing the Co-Investment Transactions described by this Application is justified on the basis of (i) the potential benefits to the Regulated Funds and their respective shareholders and (ii) the protections found in the terms and conditions set forth in this Application.

A.	Potential Benefits to the Regulated Funds and their Shareholders

Section 57(a)(4) and Rule 17d-1 (as applicable) limit the ability of the Regulated Funds to participate in attractive co-investment opportunities under certain circumstances. If the relief is granted, the Regulated Funds should: (i) be able to participate in a larger number and greater variety of investments, thereby diversifying their portfolios and providing related risk-limiting benefits; (ii) be able to participate in larger financing opportunities, including those involving issuers with better credit quality, which otherwise might not be available to investors of a Regulated Fund’s size; (iii) have greater bargaining power (notably with less need to bring in other external investors or structure investments to satisfy the different needs of external investors; (iv) benefit from economies of scale by sharing fixed expenses associated with an investment with the other Participants; and (v) be able to obtain better deal flow from investment bankers and other sources of investments.

B.	Shareholder Protections

Each Co-Investment Transaction would be subject to the terms and conditions of this Application. The Conditions are designed to address the concerns underlying Sections 17(d) and 57(a)(4) and Rule 17d-l by ensuring that participation by a Regulated Fund in any Co-Investment Transaction would not be on a basis different from or less advantageous than that of other Participants. Under Condition 5, each Adviser (and each Affiliated Entity that is not advised by an Adviser) will adopt and implement Co-Investment Policies that are reasonably designed to ensure that (i) opportunities to participate in Co-Investment Transactions are allocated in a manner that is fair and equitable to every Regulated Fund; and (ii) the Adviser negotiating the Co Investment Transaction considers the interest in the Transaction of any participating Regulated Fund. The Co-Investment Policies will require an Adviser to make an independent determination of the appropriateness of a Co-Investment Transaction and the proposed allocation size based on each Participant’s specific investment profile and other relevant characteristics.

V.	PRECEDENTS

The Commission has previously issued orders permitting certain investment companies subject to regulation under the 1940 Act and their affiliated persons to be able to participate in Co-Investment Transactions (the “Existing Orders”).22 Similar to the Existing Orders, the Conditions described herein are designed to mitigate the possibility for overreaching and to promote fair and equitable treatment of the Regulated Funds. Accordingly, the Applicants submit that the scope of investor protections contemplated by the Conditions are consistent with those found in the Existing Orders.

VI.	PROCEDURAL MATTERS

[22]	See, e.g., Polen Credit Opportunities Fund, et al. (File No. 812-15457) Release No. IC-35183 (May 2, 2024) (notice), Release No. IC-35206 (May 28, 2024) (Order); Sound Point Meridian Capital, Inc., et al. (File No. 812-15476-01) Release No. IC-35173 (April 19, 2024) (notice), Release No. IC-35192 (May 15, 2024) (order); Brookfield Infrastructure Income Fund Inc., et al. (File No. 812-15415), Release No. IC-35001 (September 20, 2022) (notice), Release No. IC-35032 (October 17, 2023) (order); T. Rowe Price OHA Select Private Credit Fund, et al. (File No. 812-15461), Release No. IC-34963 (July 24, 2023) (notice), Release No. IC-34987 (August 21, 2023) (order); KKR Real Estate Select Trust Inc., et al. (File No. 812-15181), Release No. IC-34962 (July 18, 2023) (notice), Release No. IC-34985 (August 15, 2023) (order); MBC Total Private Markets Access Fund, et al. (File No. 812-15422), Release No. IC-34953 (June 28, 2023) (notice), Release No. IC-34965 (July 25, 2023) (order); Vista Credit Strategic Lending Corp. et al. (File No. 812-15323), Release No. IC-34946 (June 20, 2023) (notice), Release No. IC-34961 (July 18, 2023) (order).

A.	Communications

Please address all communications concerning this Application, the Notice and the Order to:

Jennifer Shufro

SilverBay Capital Management

350 Madison Avenue, 20th Floor

New York, New York 10017

Telephone: (212) 716-6840

Please address any questions, and a copy of any communications, concerning this Application, the Notice, and the Order to:

George M. Silfen, Esq. Alston & Bird LLP 90 Park Avenue New York, New York 10016 (212) 905-9106

B.	Authorizations

The filing of this Application for the Order sought hereby and the taking of all acts reasonably necessary to obtain the relief requested herein was authorized by the Board of each Existing Regulated Fund pursuant to resolutions duly adopted by the Board. Copies of the resolutions are provided below.

Pursuant to Rule 0-2(c), Applicants hereby state that each Existing Regulated Fund and Existing Affiliated Fund have authorized to cause to be prepared and to execute and file with the Commission this Application and any amendment thereto for an order pursuant to Section 57(i) and Rule 17d-1 permitting certain joint transactions otherwise prohibited by Sections 17(d) and 57(a)(4) and Rule 17d-1. The person executing the Application on behalf of the Applicants being duly sworn deposes and says that he has duly executed the Application for and on behalf of the applicable entity listed; that he is authorized to execute the Application pursuant to the terms of an operating agreement, management agreement or otherwise; and that all actions by members, directors or other bodies necessary to authorize each such deponent to execute and file the Application have been taken.

The Applicants have caused this Application to be duly signed on their behalf on the 4th day of August, 2025.

ACAP STRATEGIC FUND

By:	SILVERBAY CAPITAL MANAGEMENT, LLC, its
Investment Adviser

By:	/s/ George Mykoniatis
Name:	George Mykoniatis
Title:	Authorized Signatory

INNOVATION ACCESS FUND

By:	/s/ Gregory D. Jakubowsky
Name:	Gregory D. Jakubowsky
Title:	Initial Trustee

ALKEON GROWTH PARTNERS, LP

By: ALKEON CAPITAL MANAGEMENT, LLC, its
Investment Adviser and Attorney-in-Fact

By:	/s/ George Mykoniatis
Name:	George Mykoniatis
Title:	Chief Financial Officer

ALKEON GROWTH OFFSHORE FUND, LTD.

By: ALKEON CAPITAL MANAGEMENT, LLC, its
Investment Adviser and Attorney-in-Fact

By:	/s/ George Mykoniatis
Name:	George Mykoniatis
Title:	Chief Financial Officer

ALKEON GROWTH MASTER FUND, LTD.

By: ALKEON CAPITAL MANAGEMENT, LLC, its
Investment Adviser and Attorney-in-Fact

By:	/s/ George Mykoniatis
Name:	George Mykoniatis
Title:	Chief Financial Officer

ALKEON GROWTH PARTNERS II, LP

By: ALKEON CAPITAL MANAGEMENT, LLC, its
Investment Adviser and Attorney-in-Fact

By:	/s/ George Mykoniatis
Name:	George Mykoniatis
Title:	Chief Financial Officer

ALKEON GROWTH OFFSHORE FUND II, LTD.

By: ALKEON CAPITAL MANAGEMENT, LLC, its
Investment Adviser and Attorney-in-Fact

By:	/s/ George Mykoniatis
Name:	George Mykoniatis
Title:	Chief Financial Officer

ALKEON GROWTH PW PARTNERS, LP

By: ALKEON CAPITAL MANAGEMENT, LLC, its
Investment Adviser and Attorney-in-Fact

By:	/s/ George Mykoniatis
Name:	George Mykoniatis
Title:	Chief Financial Officer

ALKEON GROWTH RJ PARTNERS, LP

By: ALKEON CAPITAL MANAGEMENT, LLC, its
Investment Adviser and Attorney-in-Fact

By:	/s/ George Mykoniatis
Name:	George Mykoniatis
Title:	Chief Financial Officer

ALKEON SELECT SERIES SPC FUND, LTD.

By: ALKEON CAPITAL MANAGEMENT, LLC, its
Investment Adviser and Attorney-in-Fact

By:	/s/ George Mykoniatis
Name:	George Mykoniatis
Title:	Chief Financial Officer

ALKEON SELECT PARTNERS, LP

By: ALKEON CAPITAL MANAGEMENT, LLC, its
Investment Adviser and Attorney-in-Fact

By:	/s/ George Mykoniatis
Name:	George Mykoniatis
Title:	Chief Financial Officer

ALKEON SELECT OFFSHORE FUND, LTD.

By: ALKEON CAPITAL MANAGEMENT, LLC, its
Investment Adviser and Attorney-in-Fact

By:	/s/ George Mykoniatis
Name:	George Mykoniatis
Title:	Chief Financial Officer

SALI MULTI-SERIES FUND, LP - ALKEON INSURANCE
GROWTH FUND SERIES

By: ALKEON CAPITAL MANAGEMENT, LLC, its
Investment Subadviser

By:	/s/ George Mykoniatis
Name:	George Mykoniatis
Title:	Chief Financial Officer

ALKEON INNOVATION OFFSHORE FUND LTD.

By: ALKEON CAPITAL MANAGEMENT, LLC, its
Investment Adviser and Attorney-in-Fact

By:	/s/ George Mykoniatis
Name:	George Mykoniatis
Title:	Chief Financial Officer

ALKEON INNOVATION FUND, LP

By: ALKEON CAPITAL MANAGEMENT, LLC, its
Investment Adviser and Attorney-in-Fact

By:	/s/ George Mykoniatis
Name:	George Mykoniatis
Title:	Chief Financial Officer

ALKEON INNOVATION MASTER FUND, LP

By: ALKEON CAPITAL MANAGEMENT, LLC, its
Investment Adviser and Attorney-in-Fact

By:	/s/ George Mykoniatis
Name:	George Mykoniatis
Title:	Chief Financial Officer

ALKEON INNOVATION OPPORTUNITY FUND, LP

By: ALKEON CAPITAL MANAGEMENT, LLC, its
Investment Adviser and Attorney-in-Fact

By:	/s/ George Mykoniatis
Name:	George Mykoniatis
Title:	Chief Financial Officer

ALKEON INNOVATION OPPORTUNITY OFFSHORE
FUND, LP

By: ALKEON CAPITAL MANAGEMENT, LLC, its
Investment Adviser and Attorney-in-Fact

By:	/s/ George Mykoniatis
Name:	George Mykoniatis
Title:	Chief Financial Officer

ALKEON INNOVATION OPPORTUNITY MASTER
FUND, LP

By: ALKEON CAPITAL MANAGEMENT, LLC, its
Investment Adviser and Attorney-in-Fact

By:	/s/ George Mykoniatis
Name:	George Mykoniatis
Title:	Chief Financial Officer

ALKEON INNOVATION FUND II, LP

By: ALKEON CAPITAL MANAGEMENT, LLC, its
Investment Adviser and Attorney-in-Fact

By:	/s/ George Mykoniatis
Name:	George Mykoniatis
Title:	Chief Financial Officer

ALKEON INNOVATION OFFSHORE FUND II, LP

By: ALKEON CAPITAL MANAGEMENT, LLC, its
Investment Adviser and Attorney-in-Fact

By:	/s/ George Mykoniatis
Name:	George Mykoniatis
Title:	Chief Financial Officer

ALKEON INNOVATION MASTER FUND II, LP

By: ALKEON CAPITAL MANAGEMENT, LLC, its
Investment Adviser and Attorney-in-Fact

By:	/s/ George Mykoniatis
Name:	George Mykoniatis
Title:	Chief Financial Officer

ALKEON INNOVATION FUND II, PRIVATE SERIES, LP

By: ALKEON CAPITAL MANAGEMENT, LLC, its
Investment Adviser and Attorney-in-Fact

By:	/s/ George Mykoniatis
Name:	George Mykoniatis
Title:	Chief Financial Officer

ALKEON INNOVATION OFFSHORE FUND II, PRIVATE
SERIES, LP

By: ALKEON CAPITAL MANAGEMENT, LLC, its
Investment Adviser and Attorney-in-Fact

By:	/s/ George Mykoniatis
Name:	George Mykoniatis
Title:	Chief Financial Officer

ALKEON INNOVATION MASTER FUND II, PRIVATE
SERIES, LP

By: ALKEON CAPITAL MANAGEMENT, LLC, its
Investment Adviser and Attorney-in-Fact

By:	/s/ George Mykoniatis
Name:	George Mykoniatis
Title:	Chief Financial Officer

ALKEON INNOVATION II PRIVATE CLIENT FUND, LP

By: ALKEON CAPITAL MANAGEMENT, LLC, its
Investment Adviser and Attorney-in-Fact

By:	/s/ George Mykoniatis
Name:	George Mykoniatis
Title:	Chief Financial Officer

ALKEON INNOVATION II PRIVATE CLIENT
OFFSHORE FUND, LP

By: ALKEON CAPITAL MANAGEMENT, LLC, its
Investment Adviser and Attorney-in-Fact

By:	/s/ George Mykoniatis
Name:	George Mykoniatis
Title:	Chief Financial Officer

ALKEON INNOVATION LUX SCSP SICAV-RAIF

By: ALKEON INNOVATION (GENERAL PARTNER)
S.À.R.L., its General Partner

By: ALKEON CAPITAL MANAGEMENT, LLC, its Sole
Shareholder

By:	/s/ George Mykoniatis
Name:	George Mykoniatis
Title:	Chief Financial Officer

IJS GLOBAL HOLDINGS, LTD.

By:	/s/ George Mykoniatis
Name:	George Mykoniatis
Title:	Director

ENHANCED FOCUS FUND, LP

By:	/s/ George Mykoniatis
Name:	George Mykoniatis
Title:	Chief Financial Officer
SILVERBAY CAPITAL MANAGEMENT LLC

By:	/s/ George Mykoniatis
Name:	George Mykoniatis
Title:	Authorized Signatory

ALKEON CAPITAL MANAGEMENT, LLC

By:	/s/ George Mykoniatis
Name:	George Mykoniatis
Title:	Chief Financial Officer

SALI FUND MANAGEMENT LLC

By:	/s/ Gregory Bellush
Name:	Gregory Bellush
Title:	Chief Financial Officer

EXHIBIT A

Verification of Statement of Facts and Application pursuant to Rule 17d-1 under the
Investment Company Act of 1940 for an Order of the Commission

Each undersigned states that he has duly executed the attached Application for an order under Section 17(d) of the Investment Company Act of 1940 and Rule 17d-1 under the Investment Company Act of 1940, dated August 4, 2025 for and on behalf of, as applicable, ACAP Strategic Fund; Innovation Access Fund; Alkeon Growth Partners, LP; Alkeon Growth Offshore Fund, Ltd.; Alkeon Growth Master Fund, Ltd.; Alkeon Growth Partners II, LP; Alkeon Growth Offshore Fund II, Ltd.; Alkeon Growth PW Partners, LP; Alkeon Growth RJ Partners, LP; Alkeon Select Series SPC Fund, Ltd.; Alkeon Select Partners, LP; Alkeon Select Offshore Fund, Ltd.; SALI Multi-Series Fund, LP - Alkeon Insurance Growth Fund Series; Alkeon Innovation Fund, LP; Alkeon Innovation Offshore Fund Ltd.; Alkeon Innovation Master Fund, LP; Alkeon Innovation Opportunity Fund, LP; Alkeon Innovation Opportunity Offshore Fund, LP; Alkeon Innovation Opportunity Master Fund, LP; Alkeon Innovation Fund II, LP; Alkeon Innovation Offshore Fund II, LP; Alkeon Innovation Master Fund II, LP; Alkeon Innovation Fund II, Private Series, LP; Alkeon Innovation Offshore Fund II, Private Series, LP; Alkeon Innovation Master Fund II, Private Series, LP; Alkeon Innovation Lux, SCSp SICAV-RAIF; Alkeon Innovation II Private Client Fund, LP; Alkeon Innovation II Private Client Offshore Fund, LP; IJS Global Holdings, Ltd.; Enhanced Focus Fund, LP; SilverBay Capital Management, LLC; Alkeon Capital Management, LLC; and SALI Fund Management, LLC, and that all actions by stockholders, directors, members, and other bodies necessary to authorize the undersigned to execute and file such Application have been taken. Each undersigned further states that he is familiar with the instrument and the contents thereof, and that the facts set forth therein are true to the best of his knowledge, information, and belief.

Dated: August 4, 2025

ACAP STRATEGIC FUND

By: SILVERBAY CAPITAL MANAGEMENT, LLC, its
Investment Adviser

By:	/s/ George Mykoniatis
Name:	George Mykoniatis
Title:	Authorized Signatory

INNOVATION ACCESS FUND

By:	/s/ Gregory D. Jakubowsky
Name:	Gregory D. Jakubowsky
Title:	Initial Trustee

ALKEON GROWTH PARTNERS, LP

By: ALKEON CAPITAL MANAGEMENT, LLC, its
Investment Adviser and Attorney-in-Fact

By:	/s/ George Mykoniatis
Name:	George Mykoniatis
Title:	Chief Financial Officer

ALKEON GROWTH OFFSHORE FUND, LTD.

By: ALKEON CAPITAL MANAGEMENT, LLC, its
Investment Adviser and Attorney-in-Fact

By:	/s/ George Mykoniatis
Name:	George Mykoniatis
Title:	Chief Financial Officer

ALKEON GROWTH MASTER FUND, LTD.

By: ALKEON CAPITAL MANAGEMENT, LLC, its
Investment Adviser and Attorney-in-Fact

By:	/s/ George Mykoniatis
Name:	George Mykoniatis
Title:	Chief Financial Officer

ALKEON GROWTH PARTNERS II, LP

By: ALKEON CAPITAL MANAGEMENT, LLC, its
Investment Adviser and Attorney-in-Fact

By:	/s/ George Mykoniatis
Name:	George Mykoniatis
Title:	Chief Financial Officer

ALKEON GROWTH OFFSHORE FUND II, LTD.

By: ALKEON CAPITAL MANAGEMENT, LLC, its
Investment Adviser and Attorney-in-Fact

By:	/s/ George Mykoniatis
Name:	George Mykoniatis
Title:	Chief Financial Officer

ALKEON GROWTH PW PARTNERS, LP

By: ALKEON CAPITAL MANAGEMENT, LLC, its
Investment Adviser and Attorney-in-Fact

By:	/s/ George Mykoniatis
Name:	George Mykoniatis
Title:	Chief Financial Officer

ALKEON GROWTH RJ PARTNERS, LP

By: ALKEON CAPITAL MANAGEMENT, LLC, its
Investment Adviser and Attorney-in-Fact

By:	/s/ George Mykoniatis
Name:	George Mykoniatis
Title:	Chief Financial Officer

ALKEON SELECT SERIES SPC FUND, LTD.

By: ALKEON CAPITAL MANAGEMENT, LLC, its
Investment Adviser and Attorney-in-Fact

By:	/s/ George Mykoniatis
Name:	George Mykoniatis
Title:	Chief Financial Officer

ALKEON SELECT PARTNERS, LP

By: ALKEON CAPITAL MANAGEMENT, LLC, its
Investment Adviser and Attorney-in-Fact

By:	/s/ George Mykoniatis
Name:	George Mykoniatis
Title:	Chief Financial Officer

ALKEON SELECT OFFSHORE FUND, LTD.

By: ALKEON CAPITAL MANAGEMENT, LLC, its
Investment Adviser and Attorney-in-Fact

By:	/s/ George Mykoniatis
Name:	George Mykoniatis
Title:	Chief Financial Officer

SALI MULTI-SERIES FUND, LP - ALKEON INSURANCE
GROWTH FUND SERIES

By: ALKEON CAPITAL MANAGEMENT, LLC, its
Investment Subadviser

By:	/s/ George Mykoniatis
Name:	George Mykoniatis
Title:	Chief Financial Officer

ALKEON INNOVATION OFFSHORE FUND LTD.

By: ALKEON CAPITAL MANAGEMENT, LLC, its
Investment Adviser and Attorney-in-Fact

By:	/s/ George Mykoniatis
Name:	George Mykoniatis
Title:	Chief Financial Officer

ALKEON INNOVATION FUND, LP

By: ALKEON CAPITAL MANAGEMENT, LLC, its
Investment Adviser and Attorney-in-Fact

By:	/s/ George Mykoniatis
Name:	George Mykoniatis
Title:	Chief Financial Officer

ALKEON INNOVATION MASTER FUND, LP

By: ALKEON CAPITAL MANAGEMENT, LLC, its
Investment Adviser and Attorney-in-Fact

By:	/s/ George Mykoniatis
Name:	George Mykoniatis
Title:	Chief Financial Officer

ALKEON INNOVATION OPPORTUNITY FUND, LP

By: ALKEON CAPITAL MANAGEMENT, LLC, its
Investment Adviser and Attorney-in-Fact

By:	/s/ George Mykoniatis
Name:	George Mykoniatis
Title:	Chief Financial Officer

ALKEON INNOVATION OPPORTUNITY OFFSHORE
FUND, LP

By: ALKEON CAPITAL MANAGEMENT, LLC, its
Investment Adviser and Attorney-in-Fact

By:	/s/ George Mykoniatis
Name:	George Mykoniatis
Title:	Chief Financial Officer

ALKEON INNOVATION OPPORTUNITY MASTER
FUND, LP

By: ALKEON CAPITAL MANAGEMENT, LLC, its
Investment Adviser and Attorney-in-Fact

By:	/s/ George Mykoniatis
Name:	George Mykoniatis
Title:	Chief Financial Officer

ALKEON INNOVATION FUND II, LP

By: ALKEON CAPITAL MANAGEMENT, LLC, its
Investment Adviser and Attorney-in-Fact

By:	/s/ George Mykoniatis
Name:	George Mykoniatis
Title:	Chief Financial Officer

ALKEON INNOVATION OFFSHORE FUND II, LP

By: ALKEON CAPITAL MANAGEMENT, LLC, its
Investment Adviser and Attorney-in-Fact

By:	/s/ George Mykoniatis
Name:	George Mykoniatis
Title:	Chief Financial Officer

ALKEON INNOVATION MASTER FUND II, LP

By: ALKEON CAPITAL MANAGEMENT, LLC, its
Investment Adviser and Attorney-in-Fact

By:	/s/ George Mykoniatis
Name:	George Mykoniatis
Title:	Chief Financial Officer

ALKEON INNOVATION FUND II, PRIVATE SERIES, LP

By: ALKEON CAPITAL MANAGEMENT, LLC, its
Investment Adviser and Attorney-in-Fact

By:	/s/ George Mykoniatis
Name:	George Mykoniatis
Title:	Chief Financial Officer

ALKEON INNOVATION OFFSHORE FUND II, PRIVATE
SERIES, LP

By: ALKEON CAPITAL MANAGEMENT, LLC, its
Investment Adviser and Attorney-in-Fact

By:	/s/ George Mykoniatis
Name:	George Mykoniatis
Title:	Chief Financial Officer

ALKEON INNOVATION MASTER FUND II, PRIVATE
SERIES, LP

By: ALKEON CAPITAL MANAGEMENT, LLC, its
Investment Adviser and Attorney-in-Fact

By:	/s/ George Mykoniatis
Name:	George Mykoniatis
Title:	Chief Financial Officer

ALKEON INNOVATION II PRIVATE CLIENT FUND, LP

By: ALKEON CAPITAL MANAGEMENT, LLC, its
Investment Adviser and Attorney-in-Fact

By:	/s/ George Mykoniatis
Name:	George Mykoniatis
Title:	Chief Financial Officer

ALKEON INNOVATION II PRIVATE CLIENT
OFFSHORE FUND, LP

By: ALKEON CAPITAL MANAGEMENT, LLC, its
Investment Adviser and Attorney-in-Fact

By:	/s/ George Mykoniatis
Name:	George Mykoniatis
Title:	Chief Financial Officer

ALKEON INNOVATION LUX SCSP SICAV-RAIF

By: ALKEON INNOVATION (GENERAL PARTNER)
S.À.R.L., its General Partner

By: ALKEON CAPITAL MANAGEMENT, LLC, its Sole
Shareholder

By:	/s/ George Mykoniatis
Name:	George Mykoniatis
Title:	Chief Financial Officer

IJS GLOBAL HOLDINGS, LTD.

By:	/s/ George Mykoniatis
Name:	George Mykoniatis
Title:	Director

ENHANCED FOCUS FUND, LP

By:	/s/ George Mykoniatis
Name:	George Mykoniatis
Title:	Chief Financial Officer

SILVERBAY CAPITAL MANAGEMENT LLC

By:	/s/ George Mykoniatis
Name:	George Mykoniatis
Title:	Authorized Signatory

ALKEON CAPITAL MANAGEMENT, LLC

By:	/s/ George Mykoniatis
Name:	George Mykoniatis
Title:	Chief Financial Officer

SALI FUND MANAGEMENT LLC

By:	/s/ Gregory Bellush
Name:	Gregory Bellush
Title:	Chief Financial Officer

Exhibit B

Resolutions of Board of Trustees of ACAP Strategic Fund

WHEREAS, The Board believes it is in the best interests of the Fund to file an application with the SEC for an order pursuant to Section 17(d) of the 1940 Act and Rule 17d-l promulgated thereunder (the “Application”), to authorize the entering into of certain joint transactions and co-investments by the Fund with certain entities which may be deemed to be “affiliates” of the Fund pursuant to the provisions of the 1940 Act, which such joint transactions and co-investments would otherwise be prohibited by Section 17(d) of the 1940 Act, all as more fully set forth in the draft Application that has been presented to the Board; now, therefore, be it

RESOLVED, That the Principal Executive Officer and Chief Compliance Officer of the Fund (each an “Authorized Officer” and, collectively, the “Authorized Officers”) be, and each hereby is, authorized, empowered and directed, in the name and on behalf of the Fund, to prepare or cause to be prepared, executed, delivered and filed with the SEC the Application, and to do or cause to be done such other acts or things and execute such other documents, including amendments to the Application, as they deem necessary or desirable, with the advice of counsel, to cause the Application to conform to comments received from the Staff of the SEC and otherwise deemed necessary or advisable, including changes that may be required to comply with the 1940 Act and the rules and regulations promulgated thereunder, in such form and accompanied by such exhibits and other documents, as the Authorized Officers preparing the same shall approve, such approval to be conclusively evidenced by the filing of the Application; and it is further

RESOLVED, That the Authorized Officers be, and each of them hereby is, authorized, empowered and directed, in the name and on behalf of the Fund, to perform or cause to be performed all of the agreements and obligations of the Fund in connection with the foregoing resolution and to consummate the transactions contemplated thereby, to take or cause to be taken any and all further actions, to execute and deliver, or cause to be executed and delivered, all other documents, instruments, agreements, undertakings, and certificates of any kind and nature whatsoever, to incur and pay or cause to be incurred and paid all fees and expenses and to engage such persons as the Authorized Officers may determine to be necessary, advisable or appropriate to effectuate or carry out the purposes and intent of the foregoing resolutions, and the execution by the Authorized Officers of any such documents, instruments, agreements, undertakings and certificates, the payment of any fees and expenses or the engagement of such persons or the taking by them of any action in connection with the foregoing matters shall conclusively establish the Authorized Officers’ authority therefore and the authorization, acceptance, adoption, ratification, approval and confirmation by the Fund thereof.

Resolutions of the Board of Trustees of Innovation Access Fund

WHEREAS, The Board believes it is in the best interests of the Fund to join its investment adviser, SilverBay Capital Management, LLC, and certain affiliated funds thereof in the filing of an amended application with the SEC for an order pursuant to Section 17(d) of the 1940 Act and Rule 17d-l promulgated thereunder (the “Application”), to authorize the entering into of certain joint transactions and co-investments by the Fund with certain entities which may be deemed to be “affiliates” of the Fund pursuant to the provisions of the 1940 Act, which such joint transactions and co-investments would otherwise be prohibited by Section 17(d) of the 1940 Act, all as more fully set forth in the draft Application that has been presented to the Board; now, therefore, be it

RESOLVED, That the officers of the Fund (the “Authorized Officers”) be, and each of them hereby is, authorized, empowered and directed, in the name and on behalf of the Fund, to prepare or cause to be prepared, executed, delivered and filed with the SEC the Application, and to do or cause to be done such other acts or things and execute such other documents, including amendments to the Application, as they deem necessary or desirable, with the advice of counsel, to cause the Application to conform to comments received from the Staff of the SEC and otherwise deemed necessary or advisable, including changes that may be required to comply with the 1940 Act and the rules and regulations promulgated thereunder, in such form and accompanied by such exhibits and other documents, as the Authorized Officer preparing the same shall approve, such approval to be conclusively evidenced by the filing of the Application; and it is further

RESOLVED, That the Authorized Officers be, and each of them hereby is, authorized, empowered and directed, in the name and on behalf of the Fund, to perform or cause to be performed all of the agreements and obligations of the Fund in connection with the foregoing resolution and to consummate the transactions contemplated thereby, to take or cause to be taken any and all further actions, to execute and deliver, or cause to be executed and delivered, all other documents, instruments, agreements, undertakings, and certificates of any kind and nature whatsoever, to incur and pay or cause to be incurred and paid all fees and expenses and to engage such persons as the Authorized Officers may determine to be necessary, advisable or appropriate to effectuate or carry out the purposes and intent of the foregoing resolutions, and the execution by the Authorized Officers of any such documents, instruments, agreements, undertakings and certificates, the payment of any fees and expenses or the engagement of such persons or the taking by them of any action in connection with the foregoing matters shall conclusively establish the Authorized Officers’ authority therefore and the authorization, acceptance, adoption, ratification, approval and confirmation by the Fund thereof.